UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31934
Exterran Energy Solutions, L.P.
(Exact name of registrant as specified in its charter)
12001 N. Houston Rosslyn, Houston Texas 77086; (281) 447-8787
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
Full and unconditional guaranties with respect to the
$200,000,000 9% Senior Notes due 2014 of Hanover Compression Company
Full and unconditional guaranties with respect to the
$200,000,000 8.625% Senior Notes due 2010 of Hanover Compression Company
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
9% Senior Notes due 2014	0
8.625% Senior Notes due 2010	5
     Pursuant to the requirements of the Securities Exchange Act of 1934, Exterran Energy Solutions, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2007	Exterran Energy Solutions, L.P.
	By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President, General Counsel and Secretary